Exhibit 99.5

News Release
Alexco Reports Third Quarter 2015 Financial Results

November 12, 2015 – Alexco Resource Corp. (NYSE‑MKT:AXU, TSX:AXR) today reports its financial results for the third quarter of 2015. All figures are expressed in Canadian dollars unless otherwise stated. For the third quarter of the year Alexco reported a net loss of $1.6 million, or $0.02 per share, on revenue of $3.4 million.
Third Quarter Highlights
•	Alexco completed a surface exploration drill program of 2,595 meters focused on extension and expansion of the previously identified Bermingham resource at Keno Hill. Significant true width intercepts from the program included 4.98 meters grading 7,462 grams per tonne ("g/t") (240.0 ounces per tonne ("oz/t")) silver, 4.76 meters grading 2,357 g/t (75.8 oz/t) silver, 2.35 meters of 3,774 g/t (121.3 oz/t) silver and ranging down to 1.81 meters grading 794 g/t (25.5 oz/t) silver were returned from drill holes in the 2015 program.
•	Alexco Environmental Group ("AEG") was selected by the US Environmental Protection Agency ("EPA") as the interim water treatment contractor to design, construct and automate an Interim Water Treatment Plant at the Gold King Mine near Silverton, Colorado. The project commenced on October 1, 2015 and on October 20, 2015 the Company announced that it completed the construction and initiated operation of a 1,200 gallon per minute ("gpm") interim water treatment facility. The bulk of the work on this construction project and the transition to plant operation is anticipated in the fourth quarter of 2015.
•	Cash and cash equivalents at September 30, 2015 totaled $5.9 million compared to $8.6 million at December 31, 2014, while net working capital totaled $11.1 million compared to $11.3 million for the same dates, respectively. Working capital includes $3.96 million of restricted cash from the Globeville security that was reclassified from non-current to current assets.
•	Net loss of $1.6 million, or $0.02 per share. Loss before deferred taxes was $2.0 million. Revenues of $3,408,000 were recognized in the third quarter of 2015 for a gross profit of $869,000 and a gross margin of 25.5%.
Alexco President and Chief Executive Officer Clynt Nauman said, "At the end of the third quarter the Company is well positioned. On the exploration front, our new discoveries at Bermingham are likely to be very important for the future of the Keno Hill Silver District. And in the environmental business unit, the selection of AEG by the EPA to construct and commission an interim water treatment plant at the Gold King Mine in Colorado underscores the confidence in AEG's technical and operating ability to meet high profile environmental challenges. We are attentively managing our cash position, and you will note that our working capital position at $11.1 million is little changed from a year ago."

Summary Financial Results and Information
(expressed in thousands of dollars, except per share amounts)	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014

Revenue	3,408	4,651	10,534	11,147
Gross profit	869	1,835	2,640	3,989

Loss before taxes	1,986	827	4,851	4,495
Net loss	1,649	667	4,007	3,747
Total comprehensive loss	1,834	568	4,498	3,461
Loss per share – basic and diluted	$0.02	$0.01	$0.06	$0.06
Cash flows (consumed) from operating activities	(1,483)	(235)	(3,486)	(1,266)
Alexco Environmental Group (AEG)
AEG recognized revenues of $3.4 million in the third quarter of 2015 for a gross profit of $869,000 and a gross margin of 25.5% compared to revenues of $4.7 million for a gross profit of $1.8 million and a gross margin of 39.5% in the third quarter of 2014. The decrease in gross margin from the prior year period is mainly due to one of AEG's major projects, Globeville Smelter Project, completing active remediation and phasing to monitoring status with lower revenue and profits. In addition, AEG has ramped up its business development efforts in an attempt to win more project related work and has added specific professional positions to begin reducing reliance on third party contractors.
Exploration
Alexco completed a surface exploration drill program of 2,595 meters focused on extension and expansion of the previously identified Bermingham resource. Significant true width intercepts include 4.98 meters grading 7,462 g/t (240.0 oz/t) silver, 4.76 meters grading 2,357 g/t (75.8 oz/t) silver, 2.35 meters of 3,774 g/t (121.3 oz/t) silver and ranging down to 1.81 meters grading 794 g/t (25.5 oz/t) silver were returned from drill holes in the 2015 program.  Total costs incurred on the exploration program as of the date of this MD&A totaled approximately $1.4 million.
Engineering and Development
During the third quarter, Alexco continued to work on re-engineering and optimizing the mine plan for Flame and Moth, incorporating the expanded mineral resource from April 30, 2015. Mine plans will be updated and optimized based on geotechnical information and the Flame and Moth economic model will be revised using current consensus pricing and updated estimated costing. Once results from this work are compiled, the study will move to develop an optimized multi mine model which should be complete early in the second quarter of 2016.
The Company continues its progress with the Yukon Water Board on the amendment of a current Water Use Licence for the Flame & Moth deposit. Management expects a Water Licence amendment hearing to occur in the first quarter of 2016.

Financial Position
Alexco's cash and cash equivalents at September 30, 2015 totaled $5.9 million, compared to $8.6 million at December 31, 2014, while net working capital totaled $11.1 million compared to $11.3 million for the same dates, respectively. During the third quarter of 2015 $4.0 million of restricted cash relating to the Globeville security was reclassified from non-current to current assets. The decrease in cash and cash equivalents compared to the end of 2014 is mainly due to expenditures attributed to the previously disclosed 2015 exploration drill program at the Bermingham prospect in the Keno Hill Silver District and working capital requirements for the Gold King Mine Interim Water Treatment plant project in Colorado. Care and maintenance costs at Keno Hill and general and administration expenditures including severance costs, as well as the foreign exchange impact related to US denominated administrative costs also impacted the cash position. Furthermore, AEG experienced lower profits in the first nine months of 2015 with some scheduled fee-for-service and project work delayed into the second half of 2015.
Financial Report and Conference Call for Third Quarter 2015
Full details of the financial and operating results for the third quarter of 2015 are described in Alexco's interim condensed consolidated financial statements with accompanying notes and related Management's Discussion and Analysis. These documents and additional information on Alexco are available on the Company's website at www.alexcoresource.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.
Alexco is holding an audio webcast conference call to discuss these results at 11:00 a.m. Eastern (8:00 a.m. Pacific) on Friday, November 13, 2015. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-866-233-4585
Dial from outside Canada or the US:	1-416-640-5946
Live audio webcast:	www.alexcoresource.com
Participants should connect five to ten minutes before the call.
The conference call will be recorded, and an archived audio webcast will be available at www.alexcoresource.com.  Through November 27, 2015, a replay of the call will be available by telephone at the following:
Dial toll free from Canada or the US:	1-866-245-6755
Dial from outside Canada or the US:	1-416-915-1035
Replay Passcodes:	Conference ID # 261440
Qualified Persons
The disclosure in this news release of scientific and technical information regarding exploration projects on Alexco's mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Scott Smith, P.Eng., former Bellekeno Mine Manager, both of whom are Qualified Persons as defined by National Instrument 43-101 ‑ Standards of Disclosure for Mineral Projects.

About Alexco
Alexco Resource Corp. owns substantially all of the historical Keno Hill Silver District located in Canada's Yukon Territory, including the Bellekeno silver mine, the Flame & Moth, Lucky Queen, Bermingham and Onek deposits, and other historic and surface resources within the district. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, was Canada's only operating primary silver mine from 2011 to 2013. Alexco is currently undergoing an interim suspension of operations at Keno Hill in order to decrease costs and reposition the district for long-term, sustainable operations. Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.
Contact
Clynton R. Nauman, President and Chief Executive Officer
Michael Clark, Chief Financial Officer
Phone:  (604) 633-4888
Email:   info@alexcoresource.com
Please visit the Alexco website at www.alexcoresource.com
Certain statements ("forward-looking statements") in this news release contain forward-looking information concerning the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release.  Forward-looking statements may include, but are not limited to, statements with respect to the future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production,  the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities.  Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made.  In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that the Company will be able to raise additional capital as necessary, that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices.  There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.